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                 September 9, 2021

       Mark Lyons
       Chief Financial Officer
       American International Group, Inc.
       175 Water Street
       New York, New York 10038

                                                        Re: American
International Group, Inc.
                                                            Form 10-K
                                                            Filed February 19,
2021
                                                            File No. 001-08787

       Dear Mr. Lyons:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance